M/I SCHOTTENSTEIN HOMES, INC.

2001 Annual Report








Indianapolis, IN
Cincinnati, OH
Columbus, OH
Charlotte, NC
Northern VA & Suburban MD
Orlando, FL
Raleigh, NC
Tampa, FL
West Palm Beach, FL

M/I Schottenstein Homes Profile

Founded in 1976, M/I Schottenstein Homes is one of the nation's leading builders of single-family homes. The Company has sold more than 50,000 homes under the M/I and Showcase Homes tradenames in nine major metropolitan markets. During the past 26 years, M/I Schottenstein Homes has established an exemplary reputation based on its strong commitment to superior customer service, innovative design, quality construction and premier locations. M/I Schottenstein Homes serves a broad segment of the market including first-time, move-up, luxury and empty-nester buyers. Listed on the New York Stock Exchange, the Company's stock is traded under the ticker symbol MHO.

Revenue
(in thousands)



$1,000,000
900,000
800,000
700,000
600,000
1997
1998
1999
2000
2001

Net Income
(in thousands)



$60,000
50,000
40,000
30,000
20,000
10,000
1997
1998
1999
2000
2001

Shareholders' Equity
(in thousands)



$300,000
250,000
200,000
150,000
100,000
1997
1998
1999
2000
2001

Income Statement Data
Year Ended December 31, (dollars in thousands, except per share amounts)

	2001	2000	1999	1998	1997
Revenue	$976,766	$935,039	$852,445	$739,613	$614,004
Gross Margin	221,554	198,972	184,570	151,114	119,341
Operating Income	101,210	90,918	83,180	59,681	41,164
Income Before Income Taxes	85,042	72,564	68,780	46,553	29,422
Net Income	55,282	44,444	41,611	27,651	17,437
Net Income Per Share (Diluted)	$7.12	$5.52	$4.68	$3.26	$2.14

Unit Data
Year Ended December 31, (dollars in thousands)

	2001	2000	1999	1998	1997
New Contracts	4,447	4,027	4,072	4,108	3,359
Homes Delivered	4,227	4,070	3,941	3,629	3,152
Backlog	2,331	2,111	2,154	2,023	1,544
Backlog Sales Value	$559,000	$492,000	$490,000	$439,000	$306,000
Backlog Average Sales Price	$240	$233	$228	$217	$198

Balance Sheet Data
At December 31, (dollars in thousands, except per share amounts)

	2001	2000	1999	1998	1997
Homebuilding Inventory	$479,236	$449,434	$432,702	$323,500	$271,254
Total Assets	612,110	567,642	531,562	427,147	366,020
Homebuilding Debt	164,227	182,519	196,675	131,793	133,950
Shareholders' Equity	279,891	228,889	200,512	166,640	115,506
Shareholders' Equity Per Share	$37.47	$30.56	$24.11	$18.91	$15.20

To Our Shareholders And Friends

2001 was another record-setting year for M/I Schottenstein Homes. For the sixth consecutive year, we achieved record results in revenue, income and backlog, and records were also established in sales, margins and virtually every financial measure.

It is well documented that for much of 2001, our nation's economy was mired in a recession. And, while the deeply tragic events of September 11 impacted us all and further weakened an already sluggish economy, the home-building industry – no doubt fueled in part by historically low interest rates – represented one of the few bright spots in what otherwise was a struggling U.S. economy. Despite threatening conditions, we are pleased to report that 2001 was a year of extraordinary growth and accomplishment for M/I Homes.

Net income for 2001 reached $55.3 million, an all-time record for our Company and a 24% increase over the previous record set in 2000. Revenue of $977 million and homes delivered of 4,227 also set new Company records. Our year-end backlog consisted of 2,331 homes with a value of $559 million and an average sales price of $240,000 – over 200 homes greater than a year ago and the highest levels we've ever reported. In addition, we sold a record 4,447 homes in 2001, representing a 10% increase over 2000 sales.

Our focus on margins and profitability has long been one of our core strengths. This was clearly evident in our 2001 results as gross margins for the year increased to 22.7% and operating margins equaled 10.4% – both Company records. These strong margins once again place M/I Homes at or near the top of our industry.

The overall financial condition of our Company has never been stronger, with 2001 return on equity exceeding 24% and year-end shareholders' equity reaching $280 million. Our level of equity is even more impressive considering that during the past several years, we have repurchased over 1.6 million shares of our stock at an average price of $18 per share. We were also pleased to see our stock price increase by 106% during 2001 – following a 55% increase in 2000. Our stock outperformed both the S&P 500 and the S&P Homebuilding Index in 2001. And in 2002 thus far, our stock price has risen by an additional 17% to $58.



$50
40
30
20
10
1997
1998
1999
2000
2001

Stock Price
At December 31,

As pleased as we are with our financial performance, we firmly believe our record-setting results would not have been possible without the exceptional customer service demonstrated by all of our employees and associates. As with almost any business, the future of our Company is largely influenced by the success we have in achieving high levels of customer satisfaction. Perhaps the greatest vote of confidence we can receive is for M/I homeowners to recommend us to other potential buyers. In 2001, 99% of our homebuyers stated that they would recommend M/I Homes to others. This represents our eleventh consecutive year with a homeowner approval rating of at least 95%. We believe this standard is unmatched in our industry.

We consider our operating markets to be among the premier housing markets in the United States and continue to be very pleased with their results. Our Columbus, Cincinnati and Indianapolis divisions had outstanding years and further reinforced M/I's position as a dominant midwestern builder. Our Tampa division had a record year as we gained significant market share in the dynamic Tampa market. Likewise, our Orlando and Washington, D.C. divisions enjoyed very strong years.

We have, however, recently announced that we are leaving the Phoenix market. Though profitable, Phoenix has, since it opened, represented a very small part of our business. We believe that the decision to exit Phoenix will contribute to M/I's success by allowing us to focus more on our core business in other markets where meaningful growth opportunities exist. Specifically, we are focused on the continuing growth of our Columbus, Cincinnati, Indianapolis, Charlotte, Orlando, and Tampa operations.

Providing homes in desirable locations has been, and will always be, a crucial factor in our success and a continuing area of focus. We have consistently stated that we are in the subdivision business and we believe our current subdivisions are among the best M/I has ever offered.

In the 26 years that we have been in the homebuilding business, we have had many record-setting years. However, 2001 was the best ever for our Company. And, given the strength of our markets, our strong year-end backlog and land position, and the quality and dedication of our management and employees, we eagerly look forward to 2002 and the years that follow. As we begin a new year of homebuilding excellence, we are well positioned as an industry leader to continue providing superior customer service, delivering homes of the highest quality and maintaining our focus on increasing profitability and shareholder value.

We thank our shareholders for their support in helping us build a successful company with an exciting future. We thank our homebuyers for placing their trust in us to provide them with a quality home. And we thank the dedicated employees and associates of M/I Schottenstein Homes whose exceptional efforts and devotion to our customers have allowed us to become one of the nation's leading homebuilders.

February 15, 2002



Irving E. Schottenstein
Chairman and Chief Executive Officer

Robert H. Schottenstein
President

Steven Schottenstein
Chief Operating Officer



Changing Times Are Not So Different After All

  

Tree-lined streets. Open green spaces. Welcoming front porches. Sounds like the perfect neighborhood, doesn't it? By listening to today's homebuyers, we've found that many want a touch of the past in their home designs. They want communities where people know their neighbors. And where kids can play in a nearby park. So we're integrating these earlier concepts into many of the homes and communities we're offering today.

We're also designing many neighborhoods around certain eras and influences, such as Georgian or Mediterranean architecture, as well as neighborhoods that offer scenic views of lakes, nature preserves, golf courses and wooded areas. And we're making it more affordable for people to buy homes.

Meeting the changing desires of today's homebuyers is one of the reasons we've earned a minimum homeowner approval rating of 95 percent for the past eleven years. During 2001, our homeowner approval rating was 99 percent – a standard of excellence we believe is unmatched in our industry.

A homeowner approval rating of 95% or higher for the past eleven years.

Our Approach

M/I Homes delivers exceptional value and quality construction by combining our homebuilding expertise with the development of desirable neighborhoods. Also, we provide customer financing that is sensitive to buyers' needs and economic conditions. The results distinguish us from the competition.

Our approach to homebuilding encompasses quality and value, follow-through during and after construction, and unwavering attention to customer satisfaction. Our number one priority is to treat people fairly and thereby earn each customer's trust. It's a simple concept, but one that has been the key to much of our success for the last 26 years.

Our #1 priority is to earn each customer's trust.

We've earned customers' trust through our exclusive Confidence Builder Program. This program consists of a number of contractual commitments that involve homebuyers in the construction of their home and makes the entire process more enjoyable and memorable.









The Confidence Builder Program

The Confidence Builder Program begins with a Pre-Construction Conference, where specific house plans are reviewed and the construction schedule is discussed. During the Conference, a hard hat is given to M/I homebuyers as an open invitation to visit their home during the construction process and experience first-hand M/I's quality construction.

Another Confidence Builder component is our Guaranteed Completion Date. A recent independent study found this to be one of the most important factors to buyers when building a new home. Additionally, a Quality Control Card is posted in the home, and as various building steps are completed and inspected, the Personal Construction Supervisor signs the card assuring it meets M/I's quality standards.

The Confidence Builder Program gives buyers peace of mind throughout the building process.




M/I HOMES


M/I FINANCIAL CORP.



The Confidence Builder Program also includes the convenience of a Design Center in our Columbus, Indianapolis, Tampa and Cincinnati markets. The Design Centers allow homebuyers to view and select interior and exterior options with assistance from a professional design consultant.

After construction is complete, buyers attend a Pre-Settlement Conference which includes a walk-through of their new home. If any open items exist, we guarantee the completion of these items before our buyers move into their home.

We offer a wide range of competitive mortgages.

Our commitment to our homebuyers doesn't stop at the completion of their home. We offer comprehensive homeowner service after closing. We believe this contributes greatly to our superior homeowner approval rating.

Our mortgage-banking subsidiary, M/I Financial Corp., and our title-service entities offer a wide range of competitive conventional and government fixed and adjustable-rate mortgages and services to meet homebuyers' individual needs. Our customers enjoy the convenience of financing and closing on their new home entirely through M/I.




Lemon



Where Is As Important As What We Build







When selecting the best locations for our communities, we focus on the customer's point of view. Is it convenient? Is it in a good school district? Is it a neighborhood where we would be proud to live? When we answer "yes" to these questions, we know we're able to deliver a quality community in a desirable location.

Whenever possible, we are involved in the initial phases of land planning and development. This enables us to have input in the look and feel of the community. For our homebuyers, this means a carefully planned, more aesthetic community.

In many of our communities, attention to detail and innovative land plans capture elements of the past. We often incorporate community parks, open green spaces, gazebos, boulevards, tree-lined streets, decorative streetlights and other features designed to complement the neighborhood.

"Themed" communities are among our most successful. From Mediterranean-inspired Florida communities to Georgian-style communities in Ohio and Washington, D.C., our diverse line of products allows for individual tastes. Trends such as increased outdoor living and neighborhood gatherings have inspired large front porches, recessed garages and common green spaces in our neo-traditional neighborhoods, like Governor's Park in Raleigh and Carrington Ridge in Charlotte. We continue to build upon our traditional line of homes, like the Founder's Collection, which incorporates the latest trends in design, technology and interior appointments.

We have expanded our Encore and Horizon Series of homes in Columbus, Cincinnati, Tampa and Indianapolis to offer home-buyers more affordable housing. The Encore and Horizon Series target the first-time homebuyer and even empty-nesters. Both Series include brick accents and other innovative design features not generally found in entry-level homes. We reduce costs through value engineering without reducing the quality of the home. Consumer acceptance of this product line has contributed significantly to our success. We are currently in the









process of developing an additional new series of home designs for 2002 that we believe will further meet the needs and desires of today's homebuyers.

We remain conservative in our land acquisition policies and only purchase land zoned and serviceable by utilities. We seek to control a three- to five-year supply of land. At the end of 2001, M/I Homes controlled 16,000 lots. Our expertise in acquiring and developing land, along with experienced management and marketing knowledge, gives us an advantage in controlling premier locations. For example, Stone Crest in Orlando, a 620 homesite, master-planned community, provides homebuyers with a variety of home styles, price ranges and amenities.

We continually research new housing products, building techniques and consumer preferences to aid profitability and to maximize customer satisfaction. Keeping up with current trends enables us to maintain our competitive edge. And by partnering with municipalities, we are able to offer down payment assistance and work equity programs, which offset down payment requirements and allow homebuyers to participate in the construction of their new home.


23%
22%
21%
20%
19%
1997
1998
1999
2000
2001
Gross Margins

The Years To Come







What do customers value most when selecting a new home? We believe that customers want exceptional locations, community amenities, innovative home designs, outstanding craftsmanship and superior levels of support and service. Perhaps most important, today's buyer wants a builder they can trust.

While competitors offer similar home styles and neighboring locations, the similarities stop there. We differentiate ourselves in many ways – especially through our dedication to quality and commitment to homeowner satisfaction. Our reputation continues to be built one home at a time, one day at a time.

Our experienced leadership team anticipates and prepares for change. A corporate team of seasoned professionals supports each operating division in the areas of land development, research and design, finance, marketing, legal, information systems, human resources and accounting. We work diligently in all areas to contribute to future growth.


11%
10%
9%
8%
7%
6%
1997
1998
1999
2000
2001

Operating Margins







The effectiveness of these business concepts is reflected in our performance. Growth in revenue and income has been dramatic. And customer satisfaction is a steadfast principle that makes M/I Homes one of the nation's most respected and profitable homebuilders.

As we look to the future, we will continue to focus on premier locations and innovative home designs. We will continue our superior customer service. Our strong, forward-thinking leadership will focus on increasing profitability and shareholder value.

One of the nation's most respected and profitable homebuilders.

We do small things to make a big difference – for our customers and our shareholders.

Our financial condition has never been better. Our commitment, never stronger.



Financial Review

Table of Contents

Selected Consolidated Financial Data

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share amounts)	2001	2000	1999	1998	1997
Income Statement: (Year Ended December 31)					
Revenue	**$976,766**	$935,039	$852,445	$739,613	$614,004
Gross margin	**$221,554**	$198,972	$184,570	$151,114	$119,341
Income before cumulative effect of change in accounting principle	**$ 52,601**	$ 44,444	$ 41,611	$ 27,651	$ 17,437
Cumulative effect of change in accounting principle - net of income taxes	**$ 2,681**	-	-	-	-
Net income	**$ 55,282**	$ 44,444	$ 41,611	$ 27,651	$ 17,437
Net income per common share before cumulative effect of change in accounting principle:					
Basic	**$ 6.97**	$ 5.64	$ 4.75	$ 3.29	$ 2.15
Diluted	**$ 6.77**	$ 5.52	$ 4.68	$ 3.26	$ 2.14
Net income per common share:					
Basic	**$ 7.33**	$ 5.64	$ 4.75	$ 3.29	$ 2.15
Diluted	**$ 7.12**	$ 5.52	$ 4.68	$ 3.26	$ 2.14
Weighted average common shares outstanding:					
Basic	**7,545,927**	7,883,365	8,761,822	8,392,560	8,108,293
Diluted	**7,764,922**	8,056,111	8,883,189	8,487,872	8,150,015
Dividends per common share	**$ 0.20**	$ 0.20	$ 0.20	$ 0.15	-
Balance Sheet: (December 31)					
Total assets	**$612,110**	$567,642	$531,562	$427,147	$366,020
Notes and mortgage notes payable	**$144,227**	$159,219	$162,075	$105,293	$113,950
Subordinated notes	**$ 50,000**	$ 50,000	$ 50,000	$ 50,000	$ 50,000
Shareholders' equity	**$279,891**	$228,889	$200,512	$166,640	$115,506

Selected Consolidated Quarterly Financial and Operating Data

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

	Three Months Ended			
(Dollars in thousands, except per share amounts)	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
New contracts, net	951	906	1,214	1,376
Homes delivered	1,303	1,167	980	777
Backlog at end of period	2,331	2,683	2,944	2,710
Revenue	$309,400	$266,834	$222,377	$178,155
Gross margin	$ 69,133	$ 59,566	$ 52,122	$ 40,733
Income before cumulative effect of change in accounting principle	$ 14,765	$ 15,012	$ 13,261	$ 9,563
Cumulative effect of change in accounting principle - net of income taxes	-	-	-	$ 2,681
Net income	$ 14,765	$ 15,012	$ 13,261	$ 12,244
Net income per common share before cumulative effect of change in accounting principle:				
Basic	$ 1.98	$ 1.97	$ 1.75	$ 1.27
Diluted	$ 1.91	$ 1.91	$ 1.69	$ 1.23
Net income per common share:				
Basic	$ 1.98	$ 1.97	$ 1.75	$ 1.63
Diluted	$ 1.91	$ 1.91	$ 1.69	$ 1.58
Weighted average common shares outstanding:				
Basic	7,460,860	7,612,124	7,597,081	7,513,496
Diluted	7,711,331	7,855,833	7,832,609	7,755,990
Dividends per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

	Three Months Ended			
(Dollars in thousands, except per share amounts)	December 31, 2000	September 30, 2000	June 30, 2000	March 31, 2000
New contracts, net	914	980	1,027	1,106
Homes delivered	1,209	1,078	1,040	743
Backlog at end of period	2,111	2,406	2,504	2,517
Revenue	$280,873	$245,582	$234,728	$173,856
Gross margin	$ 59,139	$ 52,542	$ 49,270	$ 38,021
Net income	$ 12,452	$ 12,381	$ 11,332	$ 8,279
Net income per common share:				
Basic	$ 1.63	$ 1.59	$ 1.43	$ 1.01
Diluted	$ 1.59	$ 1.56	$ 1.40	$ 1.00
Weighted average common shares outstanding:				
Basic	7,642,212	7,768,701	7,950,078	8,176,377
Diluted	7,847,427	7,954,659	8,117,680	8,302,322
Dividends per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

Our reportable segments are strategic business units that offer different products and services. The business segments are defined as homebuilding and financial services. The homebuilding operations include the development and sale of land and the construction and sale of single-family attached and detached homes. The homebuilding segment includes similar operations in several geographic regions which have been aggregated for segment reporting purposes. The financial services operations include the origination of mortgage loans and title services for purchasers of our homes. The loans and servicing rights are sold to outside mortgage lenders.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenue represents the elimination of revenue included in financial services revenue for fees paid by the homebuilding operations to lock in interest rates. Fees paid by the homebuilding segment to the financial services segment were at market prices for the services provided. Unallocated income before income taxes includes interest from other segments. Unallocated expenses include salaries and other administrative expenses which are not identifiable with a specific segment. Unallocated assets consist primarily of cash, deferred taxes and other assets not associated with a specific business segment.

	Year Ended December 31,		
(Dollars in thousands)	2001	2000	1999
Revenue:			
Homebuilding	$959,295	$920,059	$839,689
Financial services	22,241	19,656	17,290
Intersegment	(4,770)	(4,676)	(4,534)
Total Revenue	$976,766	$935,039	$852,445
Depreciation and Amortization:			
Homebuilding	$ 1,455	$ 1,604	$ 1,713
Financial services	113	126	106
Unallocated amounts	441	393	419
Total Depreciation and Amortization	$ 2,009	$ 2,123	$ 2,238
Interest Expense:			
Homebuilding	$ 15,642	$ 18,098	$ 14,221
Financial services	526	256	179
Unallocated amounts	-	-	-
Total Interest Expense	$ 16,168	$ 18,354	$ 14,400
Income Before Income Taxes:			
Homebuilding	$ 66,157	$ 52,440	$ 51,006
Financial services	13,872	12,535	10,459
Unallocated amounts	5,013	7,589	7,315
Total Income Before Income Taxes	$ 85,042	$ 72,564	$ 68,780
Income Taxes:			
Homebuilding	$ 25,690	$ 20,413	$ 20,388
Financial services	5,291	4,635	3,857
Unallocated amounts	1,460	3,072	2,924
Total Income Taxes	$ 32,441	$ 28,120	$ 27,169
Assets:			
Homebuilding	$537,871	$500,864	$477,271
Financial services	54,175	50,586	38,945
Unallocated amounts	20,064	16,192	15,346
Total Assets	$612,110	$567,642	$531,562
Capital Expenditures:			
Homebuilding	$ 10,090	$ 734	$ 1,142
Financial services	77	47	208
Unallocated amounts	34	129	175
Total Capital Expenditures	$ 10,201	$ 910	$ 1,525

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

Results of Operations

Consolidated

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue. Total revenue for 2001 was $976.8 million, an increase of $41.7 million over 2000. The increase was the result of an increase of $39.2 million in homebuilding revenue and an increase of $2.6 million in financial services revenue. The increase in homebuilding was the result of growth of $41.2 million in housing revenue offset by a decrease of $1.8 million in land revenue. Housing revenue increased as a result of a 3.9% increase in the number of Homes Delivered. The average sales price of Homes Delivered increased slightly in 2001. The decrease in land revenue was primarily due to a decrease in lot sales to outside homebuilders in the Washington, D.C. market. The increase in financial services revenue occurred as a result of increases in loan origination fees, the average loan amount, revenue earned from the sale of loans, title services and the effect of the adoption of Statement of Financial Accounting Standards (SFAS) No. 133. See further discussion of SFAS No. 133 under Impact of New Accounting Standards.

Income Before Income Taxes. Income before income taxes increased $12.5 million over 2000. The increase related to both homebuilding and financial services, which experienced increases of $13.7 million and $1.3 million, respectively. The increase in homebuilding income was due to increases in the number of Homes Delivered and the housing gross margin. The increase in financial services income was primarily the result of increased income from the sale of loans due to increases in loan volume and the average loan amount, and the favorable interest rate environment during 2001. Unallocated amounts include interest from other segments along with salaries and other administrative expenses that are not identifiable with a specific segment.

The cumulative effect of a change in accounting principle resulted in an increase in income of approximately $2.7 million, net of income taxes, for the year ended December 31, 2001. This accounting change is the result of the January 1, 2001 adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which requires us to record the value of interest rate swaps, certain loan commitments and forward sales of mortgage-backed securities at fair value.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenue. Total revenue for 2000 was $935.0 million, an increase of $82.6 million over 1999. The increase was the result of an increase of $80.4 million in homebuilding revenue and an increase of $2.4 million in financial services revenue. The increase in homebuilding was the result of growth of $77.3 million in housing revenue and $3.3 million in land revenue. Housing increased as a result of a 3.3% increase in the number of Homes Delivered and a 5.9% increase in the average sales price of Homes Delivered in comparison to 1999. The increase in land revenue was primarily due to an increase in lot sales to outside homebuilders in the Washington, D.C. market, offset slightly by lot sales in the Phoenix market in 1999 that did not occur in 2000. The increase in financial services revenue occurred as a result of increases in loan origination fees, the average loan amount, revenue earned from the sale of loans and title services.

Income Before Income Taxes. Income before income taxes increased $3.8 million from 1999 to 2000. The increase related to homebuilding and financial services, for which income before income taxes increased by $1.4 million and $2.1 million, respectively. The increase in homebuilding was due to an increase in the number and average sales price of Homes Delivered. The increase in income before income taxes for financial services was primarily the result of a significant increase in income from the sale of loans due to increases in loan volume and the average loan amount, and the favorable interest rate environment during 1999 and early 2000.

Seasonality and Variability in Quarterly Results

We have experienced, and expect to continue to experience, significant seasonality and quarter-to-quarter variability in homebuilding activity levels. In general, Homes Delivered increase substantially in the third and fourth quarters. We believe that this seasonality reflects the tendency of home buyers to shop for a new home in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions. The following tables reflect this cycle for the Company during the four quarters of 2001 and 2000:

	Three Months Ended			
(Dollars in thousands)	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
Revenue	$309,400	$266,834	$222,377	$178,155
Unit data:				
New contracts, net	951	906	1,214	1,376
Homes delivered	1,303	1,167	980	777
Backlog at end of period	2,331	2,683	2,944	2,710

	Three Months Ended			
(Dollars in thousands)	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	March 31, 2000
Revenue	$280,873	$245,582	$234,728	$173,856
Unit data:				
New contracts, net	914	980	1,027	1,106
Homes delivered	1,209	1,078	1,040	743
Backlog at end of period	2,111	2,406	2,504	2,517

Homebuilding Segment

The following table sets forth certain information related to our homebuilding segment:

	Year Ended December 31,		
(Dollars in thousands)	2001	2000	1999
Revenue:			
Housing sales	**$941,717**	$900,507	$823,159
Lot and land sales	**16,438**	18,257	14,959
Other income	**1,140**	1,295	1,571
Total revenue	**$959,295**	$920,059	$839,689
Revenue:			
Housing sales	**98.2%**	97.9%	98.0%
Lot and land sales	**1.7**	2.0	1.8
Other income	**0.1**	0.1	0.2
Total revenue	**100.0**	100.0	100.0
Land and housing costs	**79.3**	80.8	80.5
Gross margin	**20.7**	19.2	19.5
General and administrative expenses	**2.8**	2.9	2.9
Selling expenses	**6.5**	6.1	6.4
Operating income	**11.4**	10.2	10.2
Allocated expenses	**4.5**	4.5	4.1
Income Before Income Taxes	**6.9%**	5.7%	6.1%
Ohio and Indiana Region:			
Unit data:			
New contracts, net	**2,931**	2,481	2,523
Homes delivered	**2,650**	2,567	2,454
Backlog at end of period	**1,586**	1,305	1,391
Average sales price of homes in backlog	**$219**	$209	$192
Aggregate sales value of homes in backlog	**$348,000**	$273,000	$267,000
Number of active subdivisions	**87**	82	73
Florida Region:			
Unit data:			
New contracts, net	**900**	850	696
Homes delivered	**906**	725	662
Backlog at end of period	**486**	492	367
Average sales price of homes in backlog	**$213**	$209	$214
Aggregate sales value of homes in backlog	**$103,000**	$103,000	$ 78,000
Number of active subdivisions	**28**	28	24
North Carolina, Virginia and Maryland, and Arizona Region:			
Unit data:			
New contracts, net	**616**	696	853
Homes delivered	**671**	778	825
Backlog at end of period	**259**	314	396
Average sales price of homes in backlog	**$417**	$369	$365
Aggregate sales value of homes in backlog	**$108,000**	$116,000	$145,000
Number of active subdivisions	**30**	32	38
Total:			
Unit data:			
New contracts, net	**4,447**	4,027	4,072
Homes delivered	**4,227**	4,070	3,941
Backlog at end of period	**2,331**	2,111	2,154
Average sales price of homes in backlog	**$240**	$233	$228
Aggregate sales value of homes in backlog	**$559,000**	$492,000	$490,000
Number of active subdivisions	**145**	142	135

A home is included in "New Contracts" when our standard sales contract is executed. "Homes Delivered" represents homes for which the closing of the sale has occurred and title has transferred to the buyer. "Backlog" represents homes for which the standard sales contract has been executed, but which are not included in Homes Delivered because closings for these homes have not yet occurred as of the end of the period specified. Most cancellations of contracts for homes in Backlog occur because customers cannot qualify for financing and usually occur prior to the start of construction. Since we arrange financing with guaranteed rates for many of our customers, the incidence of cancellations after the start of construction is low. The cancellation rate of homes in backlog at December 31, 2000, 1999 and 1998 was 15.0%, 12.2% and 11.1%, respectively. Unsold speculative homes, which are in various stages of construction, totaled 105, 107 and 135 at December 31, 2001, 2000 and 1999, respectively.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total Revenue. Total revenue for the homebuilding segment was $959.3 million, an increase of 4.3%, or $39.2 million, from 2000 to 2001. This increase was due to a 4.6% increase in housing revenue and a 10.0% decrease in land revenue. The increase in housing revenue was due to an increase of 3.9% in the number of Homes Delivered. Homes Delivered increased in the majority of our markets, but most significantly in Indianapolis, Tampa and Orlando. The average sales price of Homes Delivered increased slightly in 2001 to $223,000. The decrease in land revenue of $1.8 million was primarily attributable to the Washington, D.C. market, where there was a significant decrease in lot sales to outside homebuilders in comparison to 2000.

Home Sales and Backlog. New Contracts recorded in 2001 increased 10.4% over the prior year. New contracts increased in the majority of our markets, but most significantly in Columbus, Indianapolis, Orlando and Cincinnati. We believe the increase was primarily attributable to the favorable interest rate environment in 2001. The number of New Contracts recorded in future periods will be dependent on numerous factors, including future economic conditions, timing of land development, consumer confidence, number of subdivisions and interest rates available to potential home buyers.

At December 31, 2001, the total sales value of our Backlog of 2,331 homes was approximately $559 million, representing a 13.6% increase in sales value and a 10.4% increase in units compared to the levels recorded at December 31, 2000. The average sales price of homes in Backlog increased 3.0% from December 31, 2000, with increases occurring in all of our markets except Cincinnati and Orlando.

Gross Margin. The gross margin for the homebuilding segment was 20.7% for 2001, compared to 19.2% for 2000. The increase consisted of an increase in gross margin from housing sales of $22.6 million, or 12.6%, offset slightly by a decrease in gross margin from land and lot sales of $2.4 million. The increase in housing's gross margin was the result of improved operating efficiencies. We have also focused on acquiring or developing lots in premier locations to obtain higher margins. The decrease in land and lot sales' gross margin was due primarily to decreased lots sold in our Washington D.C. market compared to 2000. Lot and land gross margins can vary significantly depending on the sales price, the cost of the subdivision and the stage of development in which the sale takes place.

General and Administrative Expenses. General and administrative increased slightly from $26.1 million in 2000 to $26.7 million in 2001. As a percentage of revenue, general and administrative expenses decreased slightly from 2.9% of revenue in 2000 to 2.8% of revenue in 2001.

Selling Expenses. Selling expenses increased from $56.5 million, or 6.1% of total revenue, in 2000 to $62.5 million, or 6.5% of total revenue, in 2001. The increase in expense was due to increases in sales commissions paid to outside Realtors and internal salespeople as a result of the increase in Homes Delivered. Model expenses also increased slightly.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Total Revenue. Total revenue for the homebuilding segment was $920.1 million for 2000, an increase of 9.6%, or $80.4 million, over 1999. This increase was due to a 9.4% increase in housing revenue and a 22.0% increase in land revenue. The increase in housing revenue was partially due to an increase of 3.3% in the number of Homes Delivered. Homes Delivered increased in the majority of our markets, but most significantly in Columbus, Tampa, and Phoenix. Housing also experienced an increase of 5.9% in the average sales price of Homes Delivered. This increase occurred in the majority of our markets due to product mix and higher land and regulatory costs which were passed on to the home buyer. The Phoenix market had a significant effect on the increase due to both increased closings and a substantially higher average sales price. The increase in land revenue of $3.3 million was primarily attributable to the Washington, D.C. market, where the Virginia division had additional lot sales to outside homebuilders in comparison to 1999. This was offset slightly by sales in the Phoenix market in 1999 that did not occur in 2000.

Home Sales and Backlog. New Contracts recorded in 2000 were slightly lower than the prior year. While decreases occurred in the majority of our markets, our Tampa market experienced a 37.6% increase. We believe the overall decrease was mainly attributable to an increase in sales prices as a result of increased material and labor costs, and four increases in the prime lending rate during the fourth quarter of 1999 and throughout 2000. New Contracts recorded in January 2001 were 34% higher than New Contracts recorded in January 2000.

At December 31, 2000, the total sales value of the Company's Backlog of 2,111 homes was approximately $492.0 million, representing a 0.4% increase in sales value and a 2.0% decrease in units compared to the levels reported at December 31, 1999. The average sales price of homes in Backlog increased 2.4% from December 31, 1999. This increase was primarily due to increases in markets where we are building in more upscale and certain niche subdivisions as well as increases to cover higher material and labor costs.

Gross Margin. The gross margin for the homebuilding segment was 19.2% for 2000, a decrease of 0.3% of revenue from 1999. The decrease consisted of a slight decrease in gross margin from housing sales of 0.2% of revenue and a decrease in gross margin from land and lot sales of 11.4% of revenue. The decrease in land and lot sales gross margin was due to the decreased lots sold in our Washington, D.C. market compared to 1999. Lot and land gross margins can vary significantly depending on the sales price, the cost of the subdivision and the stage of development in which the sale takes place.

General and Administrative Expenses. General and administrative expenses increased from $24.3 million or 2.9% of total revenue for 1999 to $26.1 million or 2.9% of total revenue for 2000. While the percentage remained constant, the increase in expense was primarily attributable to an increase in real estate taxes as a result of our growth in land position and operations.

Selling Expenses. Selling expenses increased from $53.4 million or 6.4% of total revenue in 1999 to $56.5 million or 6.1% of total revenue in 2000. While the percentage decreased slightly, the increase in expense was due to increases in sales commissions paid to outside Realtors and internal salespeople as a result of the increase in Homes Delivered. Model expenses also increased slightly.

Financial Services Segment

The following table sets forth certain information related to our financial services segment:

	Year Ended December 31,		
(Dollars in thousands)	2001	2000	1999
Number of loans originated	3,428	3,218	3,102
Revenue:			
Loan origination fees	$ 5,599	$ 5,078	$ 4,633
Sale of loans	9,995	8,789	7,331
Other	6,647	5,789	5,326
Total Revenue	22,241	19,656	17,290
General & administrative expenses	8,369	7,121	6,831
Operating Income	$13,872	$12,535	$10,459

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total Revenue. Total revenue for the year ended December 31, 2001 was $22.2 million, a 13.2% increase over the $19.7 million recorded for 2000. Loan origination fees increased 10.3% from 2000 to 2001. The increase was due to a 6.5% increase in the number of loans originated during 2001 compared to 2000, along with an increase in the average loan amount. At December 31, 2001, M/I Financial was operating in eight of our eleven markets. In these eight markets, 90% of our Homes Delivered that were financed were through M/I Financial.

Revenue from the sale of loans increased 13.7% to $10.0 million in 2001. The increase was primarily due to a higher volume of mortgages originated during 2001 compared to 2000. The increase was also due to lower interest rates beginning in the fourth quarter of 2000 that resulted in a majority of fixed rate mortgages. We entered into an agreement in late 2000 for the sale of servicing on fixed rate mortgages that locked in favorable servicing released premiums.

Revenue from other sources increased 14.8% from 2000 to 2001. This increase was primarily due to increased earnings from title services and an increase in loan application revenues.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2001 were $8.4 million, a 17.5% increase over 2000. This was caused primarily by an increase in incentive compensation due to an increase in net income and an increase in loan application expenses.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Total Revenue. Total revenue for the year ended December 31, 2000 was $19.7 million, a 13.7% increase over the $17.3 million recorded for 1999. Loan origination fees increased 9.6% from 1999 to 2000. The increase was due to a 3.7% increase in the number of loans originated during 2000 compared to 1999, along with an increase in the average loan amount. Also, special financing programs reduced loan origination fees in the first quarter of 1999. At December 31, 2000, M/I Financial was operating in eight of our eleven markets. In these eight markets, 92% of our Homes Delivered that were financed used M/I Financial.

Revenue from the sale of loans increased 19.9% to $8.8 million in 2000. The increase was primarily due to more mortgages originated during 2000 compared to 1999. The increase was also caused by favorable market conditions beginning in the second quarter of 2000, which increased marketing gains on loans that closed during the third and fourth quarters of 2000.

Revenue from other sources increased 8.7% from 1999 to 2000. This increase was primarily due to increased earnings from title services as a result of an increase in the number of homes delivered.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2000 were $7.1 million, a 4.2% increase over 1999. This was caused primarily by an increase in incentive compensation due to an increase in net income.

Other Operating Results

Corporate General and Administrative Expenses. Corporate general and administrative expenses increased to $22.9 million in 2001 from $18.7 million in 2000. As a percentage of total revenue, general and administrative expenses increased from 2.0% to 2.3%. The increase in expense was the result of various general and administrative expenses increasing as a result of an increase in profitability.

Corporate general and administrative expenses increased to $18.7 million in 2000 from $17.5 million in 1999. However, as a percentage of total revenue, general and administrative expenses decreased from 2.1% to 2.0%. The increase in expense was the result of various general and administrative expenses increasing as a result of an increase in profitability.

Interest Expense. Homebuilding interest expense for 2001 decreased to $15.6 million from $18.1 million in 2000. Interest expense was lower in 2001 due to a decrease in the average borrowings outstanding. Interest expense also decreased due to a decrease in the weighted average interest rate. This was offset by an increase in capitalized interest. Capitalized interest increased $1.9 million.

Homebuilding interest expense for 2000 increased to $18.1 million from $14.2 million in 1999. Interest expense was higher in 2000 due to an increase in the average borrowings outstanding primarily due to an increase in land inventories. Interest expense also increased due to an increase in the weighted average interest rate. This was offset by an increase in capitalized interest of $1.5 million.

Income Taxes. The effective tax rate decreased from 38.8% to 38.2% from 2000 to 2001. The decrease is primarily attributed to lower state taxes in 2001.

The effective tax rate decreased from 39.5% to 38.8% from 1999 to 2000. The decrease is primarily attributed to lower state taxes in 2000.

Liquidity and Capital Resources

Our financing needs depend on sales volume, asset turnover, land acquisition and inventory balances. We have incurred substantial indebtedness, and may incur substantial indebtedness in the future, to fund the growth of our homebuilding activities. Our principal source of funds for construction and development activities has been from internally generated cash and from bank borrowings, which are primarily unsecured. See Safe Harbor Statement for further discussion of factors that could impact our source of funds.

Notes Payable Banks. At December 31, 2001, we had bank borrowings outstanding of $100 million under our Bank Credit Facility. The Bank Credit Facility permits aggregate borrowings, other than for the issuance of letters of credit, not to exceed the lesser of $280 million or our borrowing base. The Bank Credit Facility matures September 30, 2004.

We also had $30 million outstanding as of December 31, 2001 under the M/I Financial loan agreement which permits borrowings of $30 million to finance mortgage loans initially funded by M/I Financial for our customers. The Company and M/I Financial are co-borrowers under the M/I Financial loan agreement. This agreement limits the borrowings to 95% of the aggregate face amount of certain qualified mortgages. The agreement terminates on May 2, 2002.

At December 31, 2001, we had the right to borrow up to $310 million under our credit facilities, including $30 million under the M/I Financial loan agreement. At December 31, 2001, we had $180 million of unused borrowing availability under our loan agreements. We also had approximately $53 million of completion bonds and letters of credit outstanding at December 31, 2001.

The $16 million decrease in notes payable banks - homebuilding operations, from December 31, 2000 to December 31, 2001 reflects decreased borrowings primarily attributable to increased earnings from operations.

Subordinated Notes. At December 31, 2001, there were outstanding $50 million of Senior Subordinated Notes. The Notes bear interest at a fixed rate of 9.51% through August 2004. On September 28, 2001, we extended the Notes for two additional years. The Notes will bear interest at a slightly higher rate for these two years and mature in August 2006.

Mortgage Notes Payable. At December 31, 2001, mortgage notes payable outstanding were approximately $14 million, secured by an office building, lots and land with a recorded book value of $20 million.

Land and Land Development. Over the past several years we have increased our land development activities and land holdings. Single-family lots, land and land development costs increased slightly from December 31, 2000 to December 31, 2001. We continue to purchase some lots from outside developers under contracts. We will continue to evaluate all of our alternatives to satisfy our increasing demand for lots in the most cost effective manner.

We have interests in joint ventures and limited liability companies that engage in land development activities and are recorded using the equity method of accounting. These entities have no debt on their balance sheets.

Phoenix Market. We have recently made the decision to exit the Phoenix market. We have been in this market since 1996, primarily building custom homes with a current average sales price of over $700,000. The Phoenix market is a small part of our business with less than 100 homes delivered annually. Therefore, we do not anticipate a significant impact on our financial results or financial condition.

Purchase of Treasury Shares. On February 15, 2000, our Board of Directors authorized the repurchase of up to 2 million shares of outstanding common stock. The purchases may occur in the open market and/or in privately negotiated transactions as market conditions warrant. As of December 31, 2001 we had purchased 1.6 million shares at an average price of approximately $18.

Impact of New Accounting Standards. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement, as amended and interpreted, became effective for our fiscal 2001 first quarter financial statements. In January 2001, we recorded a cumulative transition adjustment of approximately $2.7 million (net of taxes of $1.6 million) to earnings, primarily related to the recognition of certain loan commitments and forward sales of mortgage-backed securities as derivative instruments. In addition, we recorded a net liability of $5.3 million ($3.3 million net of taxes) as a result of the mark-to-market fair value adjustments related to interest free swaps, loan commitments and forward sales of mortgage-backed securities during 2001. The loan commitments and forward sales of mortgage-backed securities are recorded at fair value in other assets and other liabilities, respectively. Changes in fair value are recorded in revenue. Our interest rate swaps, the terms of which are more fully described in Note 7, were not designated as hedges under the provisions of SFAS No. 133. The fair value of our interest rate swaps is recorded in other liabilities, and the change in their fair value is recorded in general and administrative expense. Our policy requires that swap contracts be used as hedges and be effective at reducing risk associated with the exposure being hedged. Such contracts are designated at the inception of the contract.

In July 2001, the FASB issued SFAS 141, "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. We do not believe that the adoption of SFAS 141 will have a significant impact on our financial statements.

In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the statement includes provisions for the reclassification of certain existing recognized intangibles such as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. We do not believe that the adoption of SFAS 142 will have a significant impact on our financial statements.

In August 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets." While this statement supersedes SFAS 121, "Accounting for Impairment of Long-Lived Assets to be Disposed Of," it retains the fundamental provisions of SFAS 121 for recognition and impairments of assets to be held and used, and assets to be disposed of by sale. This statement is effective for the first quarter in the year ended December 31, 2002. We do not believe that the adoption of SFAS 144 will have a significant impact on our financial statements.

Interest Rates and Inflation

Our business is significantly affected by general economic conditions of the United States and, particularly, by the impact of interest rates. Higher interest rates may decrease our potential market by making it more difficult for home buyers to qualify for mortgages or to obtain mortgages at interest rates that are acceptable to them. Increases in interest rates would also increase our interest expense because the rate on the revolving loans is based on floating rates of interest. The weighted average interest rate for our outstanding debt was 8.3%, 8.5% and 8.2% for 2001, 2000 and 1999, respectively.

In conjunction with our mortgage banking operations, hedging methods are used to reduce our exposure to interest rate fluctuations between the commitment date of the loan and the time the loan closes.

In recent years, we have generally been able to raise prices by amounts at least equal to our cost increases and, accordingly, have not experienced any detrimental effect from inflation. When we develop lots for our own use, inflation may increase our profits because land costs are fixed well in advance of sales efforts. We are generally able to maintain costs with subcontractors from the date a home is started through the date of close. However, in certain situations, unanticipated costs may occur between the time of start and the time a home is constructed, resulting in lower gross profit margins.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In addition to historical information, this Management's Discussion & Analysis of Financial Condition and Results of Operations contains certain forward-looking statements, including, but not limited to, statements regarding our future financial performance and financial condition. These statements involve a number of risks and uncertainties. Any forward-looking statements that we make herein and in future reports and statements are not guarantees of future performance, and actual results may differ materially from those in such forward-looking statements as a result of various factors including, but not limited to, those referred to below.

General Real Estate, Economic and Other Conditions. The homebuilding industry is significantly affected by changes in national and local economic and other conditions. Many of these conditions are beyond our control. These conditions include employment levels, changing demographics, availability of financing, consumer confidence and housing demand. In addition, homebuilders are subject to risks related to competitive overbuilding, availability and cost of building lots, availability of materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations and increases in real estate taxes and other local government fees. Interest rate increases also adversely affect the industry as it is impossible to predict whether rates will be at levels that are attractive to prospective home buyers. If mortgage interest rates increase, our business could be adversely affected.

Land Development Activities. We develop the lots for a majority of our subdivisions. Therefore, our short- and long-term financial success will be dependent upon our ability to develop these subdivisions successfully. Acquiring land and committing the financial and managerial resources to develop a subdivision involves significant risks. Before a subdivision generates any revenue, we must make material expenditures for items such as acquiring land and constructing subdivision infrastructure (roads and utilities).

The Company's Markets. We have operations in Columbus and Cincinnati, Ohio; Indianapolis, Indiana; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; the Virginia and Maryland suburbs of Washington, D.C.; and Phoenix, Arizona. Adverse general economic conditions in these markets could have a material adverse impact on our operations. In 2001, approximately 40% of our operating income was derived from operations in the Columbus market. We have recently made the decision to exit the Phoenix market in 2002. The Phoenix market is a small part of our business with less than 100 homes delivered annually. Therefore, we do not anticipate a significant impact on our financial results or financial condition.

Competition. The homebuilding industry is highly competitive. We compete in each of our local market areas with numerous national, regional and local homebuilders, some of which have greater financial, marketing, land acquisition, and sales resources than we do. Builders of new homes compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled subcontractors. We also compete with the resale market for existing homes which provides certain attractions for home buyers over the new home market.

Governmental Regulation and Environmental Considerations. The homebuilding industry is subject to increasing local, state and Federal statutes, ordinances, rules and regulations concerning zoning, resource protection, building design, and construction and similar matters. This includes local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular location. Such regulation also affects construction activities, including construction materials which must be used in certain aspects of building design, as well as sales activities and other dealings with home buyers. We must also obtain licenses, permits and approvals from various governmental agencies for our development activities, the granting of which are beyond our control. Furthermore, increasingly stringent requirements may be imposed on homebuilders and developers in the future. Although we cannot predict the impact on us to comply with any such requirements, such requirements could result in time consuming and expensive compliance programs.

We are also subject to a variety of local, state and Federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws, which apply to any given project, vary greatly according to the project site and the present and former uses of the property. These environmental laws may result in delays, cause us to incur substantial compliance costs (including substantial expenditures for pollution and water quality control) and prohibit or severely restrict development in certain environmentally sensitive regions. Although there can be no assurance that we will be successful in all cases, we have a general practice of requiring an environmental audit and resolution of environmental issues prior to purchasing land in an effort to avoid major environmental issues in our developments.

In addition, we have been, and in the future may be, subject to periodic delays or may be precluded from developing certain projects due to building moratoriums. These moratoriums generally relate to insufficient water supplies or sewage facilities, delays in utility hookups or inadequate road capacity within the specific market area or subdivision. These moratoriums can occur prior to, or subsequent to, commencement of our operations without notice or recourse.

Risk of Material and Labor Shortages. The residential construction industry has, from time to time, experienced significant material and labor shortages in insulation, drywall, brick, cement and certain areas of carpentry and framing, as well as fluctuations in lumber prices and supplies. Continued shortages in these areas could delay construction of homes which could adversely affect our business. At this time, we are not experiencing any significant material or labor shortages and, therefore, do not anticipate a material effect for fiscal year 2002.

Significant Voting Control by Principal Shareholders. As of December 31, 2001, members of the Irving E. Schottenstein family owned approximately 31% of our outstanding common shares. Therefore, members of the Irving E. Schottenstein family have significant voting power.

Quantitative and Qualitative Disclosures about Market Risk

Our primary market risk results from fluctuations in interest rates. We are exposed to interest rate risk through the borrowings under our unsecured revolving credit facilities, which permit borrowings up to $310 million. To minimize the effect of the interest rate fluctuation, we have interest rate swap arrangements with certain banks for a total notional amount of $225 million, of which $150 million are intended to offset each other. Under the remaining $75 million, we pay fixed rates of interest. Assuming a hypothetical 10% change in short-term interest rates, interest expense would not change significantly, as the interest rate swap agreements would partially offset the impact.

Additionally, M/I Financial offers fixed and adjustable rate mortgage loans to buyers of our homes. The loans are granted at current market interest rates which are guaranteed from the loan lock date through the transfer of the title of the home to the buyer. M/I Financial hedges its interest rate risk using optional and mandatory forward sales to hedge risk from the loan lock date generally to the date a loan is closed. At December 31, 2001, the notional principal amount under these forward sales agreements was approximately $141 million. The hedging agreements outstanding at December 31, 2001 mature within 90-120 days. Gains or losses on these agreements are marked to market monthly and are recorded as revenue or expense in the consolidated statements of income.

Deloitte & Touche LLP

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors of
M/I Schottenstein Homes, Inc.:

We have audited the accompanying consolidated balance sheets of M/I Schottenstein Homes, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of M/I Schottenstein Homes, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Columbus, Ohio
February 15, 2002

Consolidated Statements of Income

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share amounts)	Year Ended December 31, 2001	2000	1999
Revenue	$976,766	$935,039	$852,445
Costs and expenses:			
Land and housing	755,212	736,067	667,875
General and administrative	57,473	51,734	48,430
Selling	62,871	56,320	52,960
Interest	16,168	18,354	14,400
Total costs and expenses	891,724	862,475	783,665
Income before income taxes	85,042	72,564	68,780
Income taxes (credit):			
Current	36,751	31,059	26,520
Deferred	(4,310)	(2,939)	649
Total income taxes	32,441	28,120	27,169
Income before cumulative effect of change in accounting principle	52,601	44,444	41,611
Cumulative effect of change in accounting principle - net of income taxes	2,681	-	-
Net income	$ 55,282	$ 44,444	$ 41,611
Earnings per common share - basic:			
Income before cumulative effect of change in accounting principle	$ 6.97	$ 5.64	$ 4.75
Cumulative effect of change in accounting principle - net of income taxes	.36	-	-
Net income	$ 7.33	$ 5.64	$ 4.75
Earnings per common share - diluted:			
Income before cumulative effect of change in accounting principle	$ 6.77	$ 5.52	$ 4.68
Cumulative effect of change in accounting principle - net of income taxes	.35	-	-
Net income	$ 7.12	$ 5.52	$ 4.68
Weighted average shares outstanding (in thousands):			
Basic	7,546	7,883	8,762
Diluted	7,765	8,056	8,883

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

(Dollars in thousands, except par values)	December 31, 2001	2000
ASSETS:		
Cash	$ 9,988	$ 8,555
Cash held in escrow	560	1,710
Receivables	55,013	49,959
Inventories:		
Single-family lots, land and land development costs	287,110	286,461
Houses under construction	181,742	152,184
Model homes and furnishings - at cost (less accumulated depreciation: 2001 - $49; 2000 - $35)	7,761	7,684
Land purchase deposits	2,623	3,105
Building, office furnishings, transportation and construction equipment - at cost (less accumulated depreciation: 2001 - $7,453; 2000 - $7,353)	22,276	18,165
Investment in unconsolidated joint ventures and limited liability companies	22,457	23,086
Other assets	22,580	16,733
TOTAL ASSETS	$612,110	$567,642
LIABILITIES AND SHAREHOLDERS' EQUITY:		
LIABILITIES:		
Notes payable banks - homebuilding operations	$100,000	$115,800
Note payable bank - financial services operations	30,000	26,700
Mortgage notes payable	14,227	16,719
Senior subordinated notes	50,000	50,000
Accounts payable	55,656	67,344
Accrued compensation	20,789	17,542
Customer deposits	18,487	13,442
Other liabilities	43,060	31,206
TOTAL LIABILITIES	332,219	338,753
Commitments and Contingencies		
SHAREHOLDERS' EQUITY:		
Preferred stock - $.01 par value; authorized 2,000,000 shares; none outstanding	-	-
Common stock - $.01 par value; authorized 38,000,000 shares; issued 8,813,061 shares	88	88
Additional paid-in capital	62,954	62,747
Retained earnings	241,956	188,184
Treasury stock - at cost - 1,344,058 and 1,322,894 shares, respectively, at December 31, 2001 and 2000	(25,107)	(22,130)
TOTAL SHAREHOLDERS' EQUITY	279,891	228,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$612,110	$567,642

See Notes to Consolidated Financial Statements.

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

	Common Stock		Additional		
(Dollars in thousands, except per share amounts)	Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Treasury Stock
Balance at December 31, 1998	8,813,061	$88	$61,067	$105,485	$ -
Net income	-	-	-	41,611	-
Dividends to shareholders, $0.20 per common share	-	-	-	(1,759)	-
Purchase of treasury shares	(509,000)	-	-	-	(7,429)
Stock options exercised	12,100	-	(78)	-	221
Deferral of executive and director stock	-	-	1,291	-	-
Executive deferred stock distributions	679	-	2	-	13
Balance at December 31, 1999	8,316,840	88	62,282	145,337	(7,195)
Net income	-	-	-	44,444	-
Dividends to shareholders, $0.20 per common share	-	-	-	(1,597)	-
Purchase of treasury shares	(869,100)	-	-	-	(15,568)
Stock options exercised	31,900	-	(151)	-	476
Deferral of executive and director stock	-	-	771	-	-
Executive deferred stock distributions	10,527	-	(155)	-	157
Balance at December 31, 2000	7,490,167	88	62,747	188,184	(22,130)
Net income	-	-	-	55,282	-
Dividends to shareholders, $0.20 per common share	-	-	-	(1,510)	-
Purchase of treasury shares	(178,700)	-	-	-	(5,657)
Stock options exercised	157,100	-	(640)	-	2,671
Deferral of executive and director stock	-	-	855	-	-
Executive deferred stock distributions	436	-	(8)	-	9
Balance at December 31, 2001	**7,469,003**	**$88**	**$62,954**	**$241,956**	**$(25,107)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

	Year Ended December 31,		
(Dollars in thousands)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$55,282**	$44,444	$41,611
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Loss from property disposals	**12**	165	103
Depreciation	**2,009**	2,123	2,238
Deferred income taxes (credit)	**(4,310)**	(2,939)	649
Decrease (increase) in cash held in escrow	**1,150**	(882)	42
(Increase) decrease in receivables	**(5,053)**	(9,971)	2,373
(Increase) decrease in inventories	**(10,188)**	10,219	(86,194)
Increase in other assets	**(1,537)**	(4,122)	(1,101)
(Decrease) increase in accounts payable	**(11,689)**	4,146	11,834
Increase in other liabilities	**21,001**	10,123	3,218
Equity in undistributed income of unconsolidated joint ventures and limited liability companies	**(880)**	(802)	(618)
Net cash provided by (used in) operating activities	**45,797**	52,504	(25,845)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	**(6,105)**	(910)	(1,525)
Investment in unconsolidated joint ventures and limited liability companies	**(15,432)**	(23,287)	(21,726)
Distributions from unconsolidated joint ventures and limited liability companies	**2,226**	1,016	970
Net cash used in investing activities	**(19,311)**	(23,181)	(22,281)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from bank borrowings - net of repayments	**(12,500)**	(4,900)	53,900
Principal repayments of mortgage notes payable	**(7,418)**	(4,695)	(1,147)
Dividends paid	**(1,510)**	(1,597)	(1,759)
Proceeds from exercise of stock options and deferred stock	**2,032**	327	158
Payments to acquire treasury shares	**(5,657)**	(15,568)	(7,429)
Net cash (used in) provided by financing activities	**(25,053)**	(26,433)	43,723
Net increase (decrease) in cash	**1,433**	2,890	(4,403)
Cash balance at beginning of year	**8,555**	5,665	10,068
Cash balance at end of year	**$ 9,988**	$ 8,555	$ 5,665
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:			
Cash paid during the year for:			
Interest - net of amount capitalized	**$15,848**	$17,870	$13,249
Income taxes	**$37,050**	$29,233	$27,857
NON-CASH TRANSACTIONS DURING THE YEAR:			
Land and lots acquired with mortgage notes payable	**$ 4,926**	$ 6,739	$ 4,029
Distribution of single-family lots from unconsolidated joint ventures and limited liability companies	**$14,661**	$20,225	$18,986
Non-monetary exchange of fixed assets	**$ 4,096**	-	-
Deferral of executive and director stock	**$ 855**	$ 771	$ 1,291
Executive deferred stock distributions	**$ 8**	$ 155	-

See Notes to Consolidated Financial Statements.

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

1. Summary of Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of M/I Schottenstein Homes, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged primarily in the construction and sale of single-family residential property in Columbus and Cincinnati, Ohio; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Indianapolis, Indiana; the Virginia and Maryland suburbs of Washington, D.C.; and Phoenix, Arizona (see Note 14). The Company designs, sells and builds single-family homes on finished lots, which it develops or purchases ready for home construction. The Company also purchases undeveloped land to develop into finished lots for future construction of single-family homes and for sale to others.

The Company conducts mortgage banking activities through M/I Financial Corp. ("M/I Financial") that originates mortgage loans primarily for purchasers of the Company's homes. The loans and the servicing rights are sold to outside mortgage lenders. The Company also has an investment in title insurance agencies that provide title services to purchasers of the Company's homes (see Note 2).

Cash and Cash Held in Escrow. Cash and cash held in escrow were primarily held in one bank at December 31, 2001 and 2000.

Inventories. Inventories are recorded at cost which is not in excess of net realizable value. Houses under construction include lot costs, construction costs, capitalized interest and indirect costs. These costs, other than capitalized interest, are charged to cost of sales as housing sales are closed. Capitalized interest is included in interest expense when the respective housing sales are closed. Lot costs are transferred to houses under construction from land costs when construction commences.

Depreciation on model home furnishings is recorded using an accelerated method over the estimated useful lives of the assets.

Land and development costs, capitalized interest and real estate taxes incurred during land development are allocated to each residential lot in a development phase based on relative estimated market values or the average cost basis, when appropriate. Reserves are established for inventories where the net realizable value is deemed to be less than cost. Management believes such reserves are adequate.

Interest. The Company capitalizes interest during land development and home construction. Capitalized interest is charged to interest expense as the related inventory is delivered to a third party. The summary of total interest is as follows:

	Year Ended December 31,		
(Dollars in thousands)	2001	2000	1999
Interest capitalized, beginning of year	$10,337	$ 8,886	$ 7,957
Interest incurred	18,018	19,805	15,329
Interest expensed	(16,168)	(18,354)	(14,400)
Interest capitalized, end of year	$12,187	$10,337	$ 8,886

Revenue Recognition. Revenue and cost of revenue from the sale of real estate are recognized at the time title is transferred to the buyer. Discounts and other sales incentives are included as a reduction of homebuilding revenue.

The following summarizes both housing and lot and land revenue and costs included in revenue and cost of revenue:

	Year Ended December 31,		
(Dollars in thousands)	2001	2000	1999
Housing revenue	$941,717	$900,507	$823,159
Housing costs	739,535	720,974	657,220
Lot and land revenue	16,438	18,257	14,959
Lot and land costs	15,677	15,093	10,655

M/I Financial recognizes revenue from application fees when received, while revenue from loan origination fees is recorded when each loan closes. M/I Financial sells its loans and servicing rights to outside mortgage lenders. The revenue from these transactions is recorded when the loans are sold and the servicing is purchased by the investor. M/I Financial uses various methods to hedge the interest rate risk related to the loans it has committed to make to home buyers (see Note 13). Hedging transactions are marked to market monthly and the resulting gains or losses are included in revenue.

Warranty Cost. The Company provides a two-year limited warranty on materials and workmanship and a thirty-year limited warranty against major structural defects. Warranty expense was $6,773,000, $7,061,000 and $6,461,000 for 2001, 2000 and 1999, respectively.

Depreciation. Depreciation of building, model and office furnishings, transportation and construction equipment is computed using both straight-line and accelerated methods based on the estimated useful lives of the assets. Depreciation expense was $2,009,000, $1,961,000 and $2,077,000 in 2001, 2000 and 1999, respectively.

Amortization. The costs incurred in connection with the issuance of Subordinated Notes (see Note 9) are being amortized over the terms of the related debt. Amortization of these costs is included in interest expense. Unamortized debt issuance costs of $759,000 and $593,000 relating to the Subordinated Notes are included in other assets at December 31, 2001 and 2000, respectively.

Advertising. The Company expenses advertising costs as incurred. The Company expensed $8,686,000, $7,768,000 and $8,113,000 in 2001, 2000 and 1999, respectively.

Per Share Data. Per share data is calculated based on the weighted average number of common shares outstanding during the year. The difference between basic and diluted shares outstanding is due to the effect of dilutive stock options and deferred stock.

Profit Sharing. The Company has a deferred profit-sharing plan which covers substantially all Company employees and permits members to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Company contributions to the plan are made at the discretion of the Board and totaled $1,700,000, $1,550,000 and $1,450,000 in 2001, 2000 and 1999, respectively (including payment of expenses incurred by the plan).

Asset Impairments. Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether single-family lots, land and land development costs and property and equipment have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows.

Impact of New Accounting Standards. In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The statement, as amended and interpreted, became effective for the Company's fiscal 2001 first quarter financial statements. In January 2001, the Company recorded a cumulative transition adjustment of approximately $2.7 million (net of taxes of $1.6 million) to earnings, primarily related to the recognition of certain loan commitments and forward sales of mortgage backed securities as derivative instruments. The loan commitments and forward sales of mortgage-backed securities are recorded at fair value in other assets and other liabilities, respectively. Changes in fair value are recorded in revenue. The Company's interest rate swaps, the terms of which are more fully described in Note 7, were not designated as hedges under the provisions of SFAS No. 133. The statement requires such swaps to be recorded in the consolidated balance sheet at fair value. Changes in their fair value must be recorded in the consolidated statements of income. The fair value of the Company's interest rate swaps is recorded in other liabilities, and the change in their fair value is recorded in other expense. The Company's policy requires that swap contracts be used as hedges and be effective at reducing risk associated with the exposure being hedged. Such contracts are designated at the inception of the contract.

In July 2001, the FASB issued SFAS 141, "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the statement includes provisions for the reclassification of certain existing recognized intangibles such as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. The Company does not believe that the adoption of SFAS 142 will have a significant impact on its financial statements.

In August 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets." While this statement supersedes SFAS 121, "Accounting for Impairment of Long-Lived Assets to be Disposed Of," it retains the fundamental provisions of SFAS 121 for recognition and impairment of assets to be held and used, and assets to be disposed of by sale. This statement is effective for the first quarter in the year ended

December 31, 2002. The Company does not believe that the adoption of SFAS 144 will have a significant impact on its financial statements.

Deferred Stock Plans. Effective November 1, 1998, the Company adopted a non-qualified deferred compensation stock plan (the "Executives' Deferred Compensation Plan"). The purpose of the Executives' Deferred Compensation Plan (the "Plan") is to provide an opportunity for certain eligible employees of the Company to defer a portion of their compensation and to invest in the Company's common stock. Compensation expense recorded related to the Plan was $686,000, $624,000 and $661,000 in 2001, 2000 and 1999, respectively.

In 1997, the Company adopted the Director Deferred Compensation Plan to provide its directors with an opportunity to defer their director compensation and to invest in the Company's common stock.

Reclassifications. Certain amounts in the 1999 and 2000 consolidated financial statements have been reclassified to conform with the 2001 presentation.

2. Transactions With Related Parties

Related parties are entities owned by, or partially owned by, certain shareholders of the Company or joint ventures and limited liability companies (see Note 4) in which investments by the Company are accounted for using the equity method.

3. Receivables

Receivables consist of the following:

	December 31,	
(Dollars in thousands)	**2001**	2000
Mortgage loans to be funded	**$52,853**	$47,362
Accounts receivable	**2,160**	2,597
Total receivables	**$55,013**	$49,959

Mortgage loans to be funded relate to houses closed on or before December 31, which were subsequently funded by unrelated lending institutions.

4. Investment in Unconsolidated Joint Ventures and Limited Liability Companies

At December 31, 2001, the Company had interests varying from 33% to 50% in joint ventures and limited liability companies that engage in land development activities. These interests are recorded using the equity method of accounting.

The Company receives its percentage interest of the lots developed in the form of a capital distribution. The Company received distributions of $14,661,000, $20,225,000 and $18,986,000 in developed lots at cost in 2001, 2000 and 1999, respectively, and purchased lots totaling $0, $107,000 and $187,000 in 2001, 2000 and 1999 from the joint ventures and limited liability companies.

Summarized condensed combined financial information for the joint ventures and limited liability companies, which is included in the homebuilding segment, as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 is as follows:

Summarized Condensed Combined Balance Sheets:

	December 31,	
(Dollars in thousands)	2001	2000
Assets:		
Single-family lots, land and land development costs	$49,458	$53,656
Other assets	2,265	805
Total Assets	$51,723	$54,461
Liabilities and Partners Equity:		
Liabilities:		
Other liabilities	$ 4,085	$ 5,666
Total Liabilities	4,085	5,666
Partners' Equity:		
Company's equity	22,820	21,312
Other equity	24,818	27,483
Total Partners' Equity	47,638	48,795
Total Liabilities and Partners' Equity	$51,723	$54,461

Summarized Condensed Combined Statements of Operations:

	Year Ended December 31,		
(Dollars in thousands)	2001	2000	1999
Revenue	$ 139	$ 161	$ 168
Costs and expenses	369	420	450
Loss	$(230)	$(259)	$(282)

Included in the Company's investment in joint ventures and limited liability companies at December 31, 2001 and 2000 is $379,000 and $427,000, respectively, of capitalized interest and other costs. Letters of credit totaling approximately $10,465,000 are outstanding at December 31, 2001 and serve as completion bonds for joint venture and limited liability company development work in progress.

The Company owns a 49.9% interest in two title insurance agencies and accounts for these investments under the equity method of accounting. The total of these investments was approximately $10,000 at December 31, 2001 and 2000. Approximately $1,889,000, $1,884,000 and $1,785,000 of title insurance premiums and closing fees were paid to these agencies in 2001, 2000 and 1999, respectively.

5. Lease Commitments

The Company leases various office facilities, automobiles, model furnishings, and model homes under operating leases with remaining terms of 1 to 4 years. At December 31, 2001, the future minimum rental commitments, totaled $5,721,000 under non-cancelable operating leases with initial terms in excess of one year as follows: 2002 - $3,914,000; 2003 - $1,410,000; 2004 - $331,000; 2005 - $66,000.

The Company's total rental expense was $8,603,000, $7,594,000, and $6,608,000 for 2001, 2000 and 1999, respectively.

6. Preferred Stock

The Articles of Incorporation authorize the issuance of 2,000,000 shares of preferred stock, par value $.01 per share. The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights (excluding voting rights) and qualifications, limitations or restrictions thereon, of any series so established, including dividend rights, liquidation preferences, redemption rights and conversion privileges.

7. Notes Payable Banks

At December 31, 2001, the Company's homebuilding operations had revolving credit loans of $100 million and letters of credit totaling $22 million outstanding under a loan agreement with ten banks. Borrowings under the loan agreement are at LIBOR plus a margin and are primarily unsecured. This agreement provides for total borrowing availability not to exceed the lesser of $280 million under the revolving credit agreement and $35 million in the form of letters of credit; or the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. The revolving credit facility and letter of credit commitment expire September 30, 2004. The loan agreement contains covenants that require the Company, among other things, to maintain minimum net worth and working capital amounts and to maintain certain financial ratios. This agreement also places limitations on the amount of additional indebtedness that may be incurred by the Company, on the acquisition of undeveloped land, on dividends that may be paid and on the aggregate cost of certain types of inventory the Company can hold at any one time. At December 31, 2001, approximately $11 million of retained earnings was available for cash dividends and repurchases of the Company's stock under the terms of the loan agreement.

At December 31, 2001, $30 million was outstanding under a revolving loan agreement with a bank pursuant to which the Company was permitted to borrow up to $30 million to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings based on the aggregate face amount of the mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. Under the M/I Financial loan agreement, interest is calculated at LIBOR plus a margin. The agreement terminates on May 2, 2002, at which time the Company expects to enter into a new loan agreement.

At December 31, 2001, the Company had $180 million of unused borrowing availability under its loan agreements. The weighted average interest rate of the Company's total bank borrowings was 7.7%, 8.3%, and 7.5% at December 31, 2001, 2000 and 1999, respectively. Average borrowings were $151,847,000 in 2001 and $167,363,000 in 2000.

The Company has entered into interest rate swap agreements for a total notional amount of $225 million, of which $150 million are intended to offset each other. The remaining $75 million have fixed interest rates ranging from 5.97% to 5.98% and expire in 2004. The swaps are not designated as hedges. The Company accounts for interest rate swaps in accordance with SFAS No. 133. This statement requires recognition of all derivative instruments in the balance sheet as either assets or liabilities and measures them at fair value. Any change in the unrealized gain or loss is recorded in current earnings. At December 31, 2001, the Company recorded a net liability of $4,088,000 related to these derivative instruments. The mark-to-market fair value adjustment related to these instruments was recorded in general and administrative expenses in the income statement.

8. Mortgage Notes Payable

Mortgage notes payable of $14,227,000 and $16,719,000 at December 31, 2001 and 2000, respectively, represent mortgages collateralized by a building and land and lots (book value of $20,421,000 and $22,194,000 at December 31, 2001 and 2000, respectively). At December 31, 2001, future principle payments under these mortgages are as follows: 2002 - $1,568,000; 2003 - $1,913,000, 2004 - $1,735,000; 2005 - $1,841,000, 2006 - $220,000 and $6,950,000 thereafter. Information relating to the building and land and lots is as follows:

	December 31, 2001		
(Dollars in thousands)	Amount	Interest Rate	Maturity Date
Building	$ 7,893	8.117%	4/01/17
Land and lots	6,334	5.00%-5.77%	5/31/05
Total	$14,227	-	-

	December 31, 2000		
(Dollars in thousands)	Amount	Interest Rate	Maturity Date
Building	$8,041	8.117%	4/01/17
Land and lots	8,678	5.77%-10.00%	8/31/02
Total	$16,719	-	-

9. Subordinated Notes

In August 1997, the Company issued $50,000,000 of Senior Subordinated Notes. The Senior Subordinated Notes bear interest at a fixed rate of 9.51% through August 2004. On September 28, 2001 the Company extended the Notes for two additional years. The Notes will bear interest at a slightly higher rate for these two years and mature in August 2006. The Senior Subordinated Notes contain covenants that include restrictions on the incurrence of additional debt, stock repurchases and the payment of dividends similar to those under the Company's bank loan agreement (see Note 7).

10. Subsequent Events

On November 14, 2001 and February 12, 2002, the Board of Directors approved a $0.05 per share cash dividend payable to shareholders of record of its common stock on January 3 and April 2, 2002, payable on January 21 and April 25, 2002.

From January 1, 2002 through February 15, 2002, the Company did not purchase any shares of outstanding common stock.

11. Stock Incentive Plan

The Company's Stock Incentive Plan includes stock option, restricted stock and stock appreciation programs, under which the maximum number of shares of common stock that may be granted under the plan in each calendar year shall be 5% of the total issued and outstanding shares of common stock as of the first day of each such year the plan is in effect. No awards have been granted under the restricted stock and stock appreciation programs. Stock options are granted at the market price at the close of business on the date of grant. Options awarded vest 20% annually over five years and expire after ten years. The following summarizes the transactions under the stock option program:

	Shares	Option Price Per Share	Weighted Avg. Exercise Price
Options outstanding at December 31, 1998	245,750	$6.75-$22.75	$13.41
Granted	51,950	18.56	18.56
Exercised	(12,100)	6.75-16.13	11.75
Forfeited	(7,900)	6.75-22.75	16.08
Options outstanding at December 31, 1999	277,700	$6.75-$22.75	$14.37
Granted	75,350	13.38	13.38
Exercised	(36,300)	6.75-18.56	11.40
Forfeited	(19,850)	10.63-22.75	16.28
Options outstanding at December 31, 2000	296,900	$6.75-$22.75	$14.35
Granted	115,500	32.75	32.75
Exercised	(157,100)	6.75-22.75	12.93
Forfeited	(1,000)	32.75	32.75
Options outstanding at December 31, 2001	**254,300**	**$6.75-$32.75**	**$23.52**

Options exercisable at:	Shares	Option Price Per Share	Weighted Avg. Exercise Price
December 31, 1999	108,070	$ 6.75-$10.88	
	83,830	16.13-22.75	
Total	191,900		$12.76
December 31, 2000	96,490	$ 6.75-$10.88	
	58,470	13.38-16.13	
	40,840	18.56-22.75	
Total	195,800		$13.48
December 31, 2001	**41,060**	**$ 6.75-$13.38**	
	23,200	**16.13-18.56**	
	40,940	**22.75-32.75**	
Total	**105,200**		**$19.84**

At December 31, 2001, options outstanding have a weighted average remaining contractual life of 8.01 years.

In February 2002, the Company granted options for an additional 111,500 shares with the same terms as the previous awards, at a price of $57.10 which represents the market value at the date of grant.

As required under SFAS 123, the fair value of each option grant was estimated on the date of grant. The Company used the binomial option pricing model with the following assumptions used for grants in 2001: expected volatility of 31.99%; risk-free interest rate of 4.90%; dividend rate of 0.15%; and an expected life of 6 years. The Company used the binomial option-pricing model with the following assumptions used for grants in 2000: expected volatility of 29.54%; risk-free interest rate of 5.11%; dividend rate of 0.28%; and an expected life of 6 years. The

Company used the Black-Scholes option-pricing model with the following assumptions used for grants in 1999: expected volatility of 33.25%; risk-free interest rate of 6.50%; dividend rate of 0.26%; and an expected life of 6 years. Based on these calculations, the fair value of the stock options at the date of grant were immaterial to the Company's financial statements for 2001, 2000, and 1999.

12. Income Taxes

The provision for income taxes consists of the following:

	December 31,		
(Dollars in thousands)	2001	2000	1999
Federal	$26,316	$23,781	$23,046
State and local	6,125	4,339	4,123
Total	$32,441	$28,120	$27,169

Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provision for income taxes are as follows:

	December 31,		
(Dollars in thousands)	2001	2000	1999
Federal taxes at statutory rate	$29,765	$25,397	$24,073
State and local taxes - net of federal tax benefit	3,981	2,820	2,680
Other	(1,305)	(97)	416
Total	$32,441	$28,120	$27,169

The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities are as follows:

	December 31,	
(Dollars in thousands)	2001	2000
Deferred tax assets:		
Warranty, insurance and other reserves	$ 8,208	$ 5,667
Inventory reserve	4,925	2,937
Inventories	1,415	1,207
State taxes	965	702
Deferred charges	249	466
Total deferred tax assets	15,762	10,979
Deferred tax liabilities:		
Depreciation	1,670	1,351
Prepaid expenses and deferred charges	750	558
Other	-	38
Total deferred tax liabilities	2,420	1,947
Net deferred tax asset	$13,342	$ 9,032

13. Financial Instruments

M/I Financial offers fixed and adjustable rate mortgage loans, primarily to buyers of the Company's homes. At December 31, 2001, M/I Financial is committed to fund $168,000,000 in mortgage loans to home buyers. Of this total, approximately $157,000,000 are fixed rate loans and $11,000,000 are adjustable rate loan commitments. The loans are granted at current market interest rates which are guaranteed through the transfer of the title of the home to the buyer. Loan commitments that relate to the origination of mortgage loans that will be held for resale are considered derivative instruments. M/I Financial uses hedging methods to reduce its exposure to interest rate fluctuations between the lock date of the loan and the time the home closes. The method to be used is determined at the time of the loan lock based on the market conditions and alternatives available. M/I Financial's policy requires that there be no interest rate risk on loans closed and waiting to be sold. Also according to policy, the pipeline of committed loans is to be hedged at a minimum of 70% of the committed balance.

One of the methods that M/I Financial uses to hedge the interest rate risk relative to unclosed loans is to purchase commitments from outside investors to acquire the loans at the interest rate at which the loan will be closed. The cost, if any, of these purchase commitments is recorded as an asset and is expensed as loans are closed under the related commitments. Any remaining unused balance is expensed when the commitment expires, or earlier if the Company determines that they will be unable to use the entire commitment prior to its expiration date. The Company expended $292,000, $59,000 and $354,000 in 2001, 2000 and 1999, respectively, related to purchase commitments from outside investors to acquire mortgage loans. At December 31, 2001, the Company had approximately $26,700,000 of commitments to deliver mortgage loans to outside investors.

The Company enters into forward sale agreements of mortgage-backed securities to reduce the interest rate risk associated with loans held for sale and commitments to fund loans. At December 31, 2001, the Company had forward sale agreements of mortgage-backed securities with notional amounts totaling $141,000,000. These agreements are considered derivative instruments. Prior to the adoption of SFAS No. 133 on January 1, 2001, the Company deferred the related gain or loss until the related loans were closed and sold as the agreements qualified for hedge accounting.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. The fair values of the loan commitments and forward sale agreements of mortgage-backed securities are recorded as derivative assets or derivative liabilities on the Company's balance sheet. At December 31, 2001, the Company recorded a net liability of $1,300,000 related to these derivative instruments. The mark-to-market fair value adjustment of $1,300,000 related to these derivative instruments is recorded in current earnings.

To reduce the credit risk associated with accounting losses which would be recognized if counterparties failed completely to perform as contracted, the Company limits the entities that management can enter into a commitment with to the primary dealers in the market. The risk of accounting loss is the difference between the market rate at the time a counterparty fails and the rate the Company committed to for the mortgage loan and any purchase commitments recorded with that counterparty.

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2001. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	December 31, 2001		December 31, 2000	
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash, including cash in escrow	$ 10,548	$ 10,548	$ 10,265	$ 10,265
Mortgage loans to be funded	52,853	54,480	47,362	49,139
Accounts receivable	2,160	2,160	2,597	2,597
Forward sale of mortgage-backed securities	1,290	1,290	-	-
Liabilities:				
Notes payable banks	130,000	130,000	142,500	142,500
Mortgage notes payable	14,227	14,227	16,719	16,719
Subordinated notes	50,000	50,000	50,000	50,000
Accounts payable	55,656	55,656	67,344	67,344
Interest rate swap agreements	4,088	4,088	-	-
Commitments to extend real estate loans	2,626	2,626	-	-
Other liabilities	75,622	75,622	62,190	62,190
Unrecognized Financial Instruments:				
Letters of credit	-	515	-	408
Commitments to extend real estate loans	-	-	-	5,280
Forward sale of mortgage-backed securities	-	-	-	(908)
Interest rate swap agreements	-	-	-	92

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2001 and 2000:

Cash, Accounts Receivable, Accounts Payable and Other Liabilities. The carrying amounts of these items are a reasonable estimate of their fair value.

Mortgage Loans to be Funded. The estimated fair value of mortgage loans to be funded at December 31, 2001 and 2000 includes the estimated gains and servicing rights which will be realized when the loans are sold. The estimated fair value was determined based on market quotes at December 31, 2001 and 2000.

Notes Payable Banks. The interest rates currently available to the Company fluctuate with the LIBOR rate of the lending institutions and thus their carrying value is a reasonable estimate of fair value.

Mortgage Notes Payable. The estimated fair value was determined by comparing the interest rates and terms of the note agreements to debt instruments with similar terms and remaining maturities.

Subordinated Notes. The estimated fair value was determined based upon market quotes at December 31, 2001 and 2000.

Commitments to Extend Real Estate Loans, Forward Sale of Mortgage-Backed Securities and Interest Rate Swap Agreements. The fair value of these financial instruments was determined based upon market quotes at December 31, 2001 and 2000.

Letters of Credit. Letters of credit and outstanding completion bonds of $48,190,000 and $44,900,000 represent potential commitments at December 31, 2001 and 2000. The letters of credit generally expire within one to two years. The estimated fair value of letters of credit was determined using fees currently charged for similar arrangements.

14. Commitments and Contingencies

At December 31, 2001, the Company had sales agreements outstanding, some of which have contingencies for financing approval, to deliver 2,331 homes with an aggregate sales price of approximately $559,000,000 million. At December 31, 2001, the Company had options and contingent purchase contracts to acquire land and developed lots with an aggregate purchase price of approximately $139,980,000. Purchase of properties is contingent upon satisfaction of certain requirements by the Company and the sellers.

At December 31, 2001, the Company had outstanding approximately $48,190,000 of completion bonds and standby letters of credit, which serve as completion bonds for development work in progress, deposits on land and lot purchase contracts and miscellaneous deposits.

The Company is involved from time to time in routine litigation. Management does not believe that the ultimate resolution of this litigation will be material to the consolidated financial statements of the Company.

The Company recently made the decision to exit the Phoenix market. While custom operations in Phoenix have been profitable, the decision was made to focus on the core business in other markets. The Phoenix market is a small part of the Company's business with less than 100 homes delivered annually. A significant impact is not anticipated on the financial results or financial condition.

15. Business Segments

The business segment information for 2001, 2000 and 1999 included on page 24 of the annual report is an integral part of these consolidated financial statements.

Stock Market Prices and Dividends

The Company's common stock is traded on the New York Stock Exchange under the symbol "MHO". As of January 31, 2002, there were approximately 260 record holders of the Company's common stock. At that time there were 8,813,061 shares issued and 7,495,173 shares outstanding. The table below presents the highest and lowest prices for the Company's common stock during each of the quarters presented:

2001	HIGH	LOW
First quarter	$33.74	$24.13
Second quarter	45.49	29.00
Third quarter	44.72	28.51
Fourth quarter	51.21	31.82

2000	HIGH	LOW
First quarter	$15.88	$12.75
Second quarter	17.50	14.88
Third quarter	21.50	15.81
Fourth quarter	25.50	18.94

The highest and lowest prices for the Company's common stock from January 1, 2002 through February 15, 2002 were $58.58 and $48.60.

On November 14, 2001 and February 12, 2002, the Board of Directors approved a $0.05 per share cash dividend payable to shareholders of record of its common stock on January 3 and April 2, 2002, payable on January 21 and April 25, 2002.

From January 1, 2002 through February 15, 2002, the Company did not purchase any shares of outstanding common stock.

EXECUTIVE OFFICERS

IRVING E. SCHOTTENSTEIN
Chairman and
Chief Executive Officer

ROBERT H. SCHOTTENSTEIN
President

STEVEN SCHOTTENSTEIN
Chief Operating Officer

PHILLIP G. CREEK
Senior Vice President,
Chief Financial Officer and
Treasurer

OTHER KEY OFFICERS

PAUL S. COPPEL
President Land Operations and
General Counsel

PAUL S. ROSEN
Senior Vice President

LLOYD T. SIMPSON
Regional President

DIRECTORS

IRVING E. SCHOTTENSTEIN (1*, 2)
Chairman and
Chief Executive Officer

KERRII B. ANDERSON (2, 3)
Executive Vice President and
Chief Financial Officer,
Wendy's International

FRIEDRICH K.M. BOHM (2, 3, 4*)
Managing Partner and
Chief Executive Officer,
NBBJ

THOMAS D. IGOE (2, 3*, 4)
Retired Senior Vice President,
Bank One NA

JEFFREY H. MIRO (2, 4)
Chairman,
Miro, Weiner and Kramer

ROBERT H. SCHOTTENSTEIN (1, 2)
President

DIRECTORS (continued)

STEVEN SCHOTTENSTEIN (1, 2)
Chief Operating Officer

LEWIS R. SMOOT, SR. (1, 2, 3, 4)
President and
Chief Executive Officer,
The Smoot Corporation

NORMAN L. TRAEGER (2*, 3, 4)
President,
The Discovery Group

(1) Executive Committee
(2) Compensation Committee
(3) Audit Committee
(4) Executive Officer Compensation Committee
** Chairman*

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
3 Easton Oval
Columbus, Ohio 43219
www.mihomes.com

STOCK EXCHANGE LISTING
New York Stock Exchange (MHO)

TRANSFER AGENT AND REGISTRAR
EquiServe
P.O. Box 8040
Boston, Massachusetts 02266-8040
www.equiserve.com

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
Columbus, Ohio

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 9:00 A.M. on April 18, 2002, at the offices of the Company, 3 Easton Oval, Columbus, Ohio

FORM 10-K
Shareholders may receive a copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K without charge by writing to:

Investor Relations
M/I Schottenstein Homes, Inc.
3 Easton Oval
Suite 500
Columbus, OH 43219





M/I SCHOTTENSTEIN HOMES, INC.
Listed on the New York Stock Exchange
www.mihomes.com
3 Easton Oval, Suite 500, Columbus, Ohio 43219 • 614-418-8000

MHO-4470-AR-02